United States securities and exchange commission logo





                            November 16, 2021

       Thomas DeNunzio
       Chief Executive Officer
       Ultimate Holdings Group, Inc.
       780 Reservoir, #123
       Cranston, RI 02910

                                                        Re: Ultimate Holdings
Group, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form 10
                                                            Filed October 25,
2021
                                                            File No. 000-56358

       Dear Mr. DeNunzio:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amended Registration Statement on Form 10 filed October 25, 2021

       Directors and Executive Officers, page 9

   1. Please clearly disclose all blank check companies with which Mr. DeNunzio has been an officer or director for
the past five years, including Prime Time Holdings Inc., and
                                                        Exquisite Acquisition,
Inc. In addition, please clearly identify Mr. DeNunzio as a
                                                        promoter. See Item
401(g) of Regulation S-K. In addition, given Mr. DeNunzio's other affiliations, please
discuss any conflicts of interest.
       Description of Registrant's Securities to be Registered, page 13

   2. We note your disclosure on page 13 that you are authorized to issue 520,000,000 shares of stock with 500,000,000
being common stock shares and 20,000,000 being preferred stock shares. However,
section IV of your articles of incorporation, which is consistent with note 6 on page F-8,
provides that you are authorized to issue 205,000,000 shares of stock
 Thomas DeNunzio
Ultimate Holdings Group, Inc.
November 16, 2021
Page 2
         with 200,000,000 being common stock shares and 5,000,000 being preferred shares.
         Please reconcile.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameThomas DeNunzio                          Sincerely,
Comapany NameUltimate Holdings Group, Inc.
                                                           Division of
Corporation Finance
November 16, 2021 Page 2                                   Office of Real
Estate & Construction
FirstName LastName